EXHIBIT 11.1
ESPEY MFG. & ELECTRONICS CORP.
Computation of per Share Net Income as
Disclosed in Item 13 of Form 10-K

Five years ended June 30,

	2010	2009	2008	2007	2006
Computation of net income
per share:

BASIC
Weighted average
number of primary
shares outstanding	2,129,417	2,107,643	2,079,734	2,048,626	2,012,761

Net income	$3,564,962	$2,733,240	$3,421,869	$2,544,720	$1,558,016

Per share-basic	$1.67	$1.30	$1.65	$1.24	$.77

DILUTED
Weighted average
number of primary
shares outstanding	2,137,799	2,113,798	2,103,836	2,077,664	2,049,455

Net effect of
dilutive stock
options based on
treasury stock
method	8,382	6,155	24,102	29,038	36,694

Net income	$3,564,962	$2,733,240	$3,421,869	$2,544,720	$1,558,016

Per share-diluted	$1.67	$1.29	$1.63	$1.23	$.76